Exhibit 99.1

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS
PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Mark Vendetti, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

E-SIGNED by Mark Vendetti on 2022-03-22 19:00:06 EDT	2022-03-22
Mark Vendetti Chief Financial Officer	Date

Reporting Issuer Name:	Glass House Brands Inc.

End date of previous financial year:	December 31, 2021

Type of Reporting Issuer:	Class 1 reporting issuer

Highest Trading Marketplace:	NEO Exchange

Market value of listed or quoted equity securities:

Equity Symbol		GLAS.A.U and GLAS.WT.U

1st Specified Trading Period (dd/mm/yy)		Please see attached

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(ii)

Market value of class or series	(i) x (ii)		(A)

2nd Specified Trading Period (dd/mm/yy)		Please see attached

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(iv)

Market value of class or series	(iii) x (iv)		(B)

3rd Specified Trading Period (dd/mm/yy)		Please see attached

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(vi)

Market value of class or series	(v) x (vi)		(C)

4th Specified Trading Period (dd/mm/yy)		Please see attached

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(viii)

Market value of class or series	(vii) x (viii)		(D)

5th Specified Trading Period (dd/mm/yy)		N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(x)

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 346,426,648.24	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:		$ -	(2)
(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$ 346,426,648.24

Participation Fee		$ 14,000.00

Late Fee, if applicable		$ -

Total Fee Payable
(Participation Fee plus Late Fee)		$ 14,000.00

GLASS HOUSE BRANDS INC.

Capitalization Calculation

Fiscal Year Ended 12/2021

SUBORDINATE VOTING EQUITY SHARES (GLAS.A.U)

Quarter		Number of shares	Closing Price	Market Value
Q1	31-Mar-2021	40,250,000	10.150	408,537,500.00
Q2	30-Jun-2021	22,335,908	12.400	276,965,259.20
Q3	30-Sep-2021	55,903,925	4.900	273,929,232.50
Q4	31-Dec-2021	56,053,925	3.850	215,807,611.25
Average Market Value of Class:				293,809,900.74

WARRANTS (GLAS.WT.U)

Quarter		Number of warrants	Closing Price	Market Value
Q1	31-Mar-2021	29,935,000	1.600	47,896,000.00
Q2	30-Jun-2021	28,489,500	2.990	85,183,605.00
Q3	30-Sep-2021	28,489,500	1.400	39,885,300.00
Q4	31-Dec-2021	30,489,500	1.230	37,502,085.00
Average Market Value of Class:				52,616,747.50

Fair Value of Outstanding Debt Securities:	-

Capitalization for the financial year:	346,426,648.24